QuickLinks -- Click here to rapidly navigate through this document
Filed by: Key Production Company, Inc.
This Communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.
Subject Company: Key Production Company, Inc.
Commission File Number: 001-11769

FORWARD LOOKING STATEMENTS

        It should be noted that the following communication contains certain statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed spin-off and merger, its effect on future earnings, cash flow or other operating results, the expected closing date of the proposed spin-off and merger, any other effect or benefit of the proposed spin-off and merger, the tax treatment of the proposed spin-off and merger and the combined company, market prospects, and any other statements that are not historical facts. H&P and Key Production strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed spin-off and merger, closing conditions not being satisfied, general market conditions prevailing in the exploration for and development and production of oil and gas (including inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes), operating hazards and delays, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in H&P's and Key Production's filings with the Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. H&P and Key Production undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

        In connection with the proposed spin-off and merger, Key Production and Cimarex will file a proxy statement/prospectus with the SEC. Investors and security holders are urged to carefully read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Key Production and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202, Attention: Sharon M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax: 303-295-3494, or Helmerich & Payne, Inc, Utica at Twenty-First Street, Tulsa, Oklahoma 74114, Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax 918-743-2671.

PARTICIPANTS IN SOLICITATION

        H&P, Cimarex, Key Production and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key Production's shareholders in connection with the proposed merger. Information concerning Key Production's participants in the solicitation is set forth in Key Production's proxy statement dated April 26, 2001, which is filed with the SEC. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key Production's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading the proxy statement/prospectus when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

CONTACT:	Paul Korus	FOR RELEASE AT 6:00 A.M. (MST)
	(303) 295-3995	Wednesday, March 13, 2002

KEY PRODUCTION REPORTS 2001 FINANCIAL RESULTS

        DENVER—Key Production Company, Inc. (NYSE: KP) today announced financial results for the fourth quarter and full year 2001.

        As previously reported on February 13, 2002, fourth quarter and full year 2001 financial results were impacted by non-cash charges relating to the ceiling test limitation prescribed by the Securities and Exchange Commission for companies that follow the full cost method of accounting for oil and gas properties and the effect of changing to the units-of-production method of computing depletion, depreciation and amortization (DD&A) expense. Without adjustment for these items, 2001 resulted in a net loss of $5.4 million, or $0.39 per share, including a fourth quarter 2001 net loss of $29.1 million, or $2.08 per share.

        Other measures of Key's annual and fourth quarter 2001 financial and operating results include:

  •
  Full-year 2001 discretionary cash flow, which is cash flow from operations before changes in working capital, totaled $80.2 million, or $5.74 per diluted share;

  •
  Fourth-quarter 2001 discretionary cash flow was $14.0 million, or $1.00 per diluted share;

  •
  Debt was reduced by $10 million to $34 million and the ratio of debt to total capitalization improved to 20 percent;

  •
  Annual production volumes increased 13 percent to 26.0 billion cubic feet equivalent (Bcfe);

  •
  Aggregate fourth-quarter 2001 production volumes increased by 20 percent to 76.2 million cubic feet (MMcf) equivalent per day, including a 36 percent increase in average daily gas volumes to 50.8 MMcf per day.

        Earnings estimates by analysts may not take into account the change in accounting method for computing DD&A, which has been adopted retroactively to the first quarter of 2001. Had the company not adopted the change, DD&A for the fourth quarter would have been $6.4 million versus the $11.3 million reported. Similarly, full year 2001 DD&A would have been $31.8 million versus $39.6 million.

        The after-tax, non-cash charge relating to the reduction in the carrying value of oil and gas properties impacted reported net income for the fourth quarter and full year 2001 by $27.8 million, or $1.99 per share.

        Also included in fourth quarter and full-year 2001 general and administrative expense is $322,000 of direct costs incurred for merger related activities.

        On February 25, 2002, Key and Helmerich & Payne, Inc. ("H&P") (NYSE: HP) jointly announced that they had signed definitive agreements that provide for H&P to spin off its Oil and Gas Division to its shareholders and for this business to be combined with Key. The combined company, to be named Cimarex Energy Co., will be a new publicly-traded exploration and production company. Upon completion of the contemplated transactions, holders of H&P outstanding common stock will own 65.25 percent of the common stock of Cimarex and Key shareholders will own 34.75 percent, in each case on a diluted basis.

        The boards of directors of H&P and Key have each unanimously approved the contemplated transactions and closing is expected to occur during the third quarter of 2002 subject to receipt of necessary Key shareholder approval and a favorable letter ruling from the Internal Revenue Service (IRS). Subject to a favorable IRS ruling, it is anticipated that the transaction will be tax free to H&P and tax deferred to the shareholders of both H&P and Key. Approval of the transaction by H&P's shareholders will not be required.

CONFERENCE CALL

        Management will conduct a conference call to further review 2001 financial results on Wednesday, March 13 at 1:00 p.m. Mountain Time. Interested parties may access the call by dialing (800) 881-5262 and requesting the Key Production Company teleconference.

        Key is a Denver-based independent natural gas and crude oil exploration and production company with operations focused in western Oklahoma, the Gulf Coast, California and the Rocky Mountain region.

FORWARD-LOOKING STATEMENTS

        It should be noted that this announcement contains certain statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed spin-off and merger, its effect on future earnings, cash flow or other operating results, the expected closing date of the proposed spin-off and merger, any other effect or benefit of the proposed spin-off and merger, the tax treatment of the proposed spin-off and merger and the combined company, market prospects, and any other statements that are not historical facts. Key strongly encourages readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond its ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed spin-off and merger, closing conditions not being satisfied, general market conditions prevailing in the exploration for and development and production of oil and gas (including inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes), operating hazards and delays, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in H&P's and Key's filings with the Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Key undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

        In connection with the proposed spin-off and merger, Key and Cimarex will file a proxy statement/prospectus with the SEC. Investors and security holders are urged to carefully read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Key and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202, Attention: Sharon M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax: 303-295-3494, or Helmerich & Payne, Inc, Utica at Twenty-First Street, Tulsa, Oklahoma 74114, Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax 918-743-2671.

PARTICIPANTS IN SOLICITATION

        H&P, Cimarex, Key and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key's shareholders in connection with the proposed merger. Information concerning Key's participants in the solicitation is set forth in Key's proxy statement dated April 26, 2001, which is filed with the SEC. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading the proxy statement/prospectus when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

        Summary financial information follows:

KEY PRODUCTION COMPANY, INC.

SUMMARY FINANCIAL INFORMATION

(Unaudited)

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,
	2001	2000	2001	2000
SUMMARY OF OPERATIONS
(In thousands, except per share data)
Revenues:
Gas sales	$10,431	$18,907	$70,815	$53,656
Oil sales	7,152	12,168	36,699	44,379
Plant product sales	171	139	1,143	1,333
Other	143	175	228	452

	17,897	31,389	108,885	99,820

Operating expenses:
Depreciation, depletion and amortization	11,348	10,023	39,612	35,204
Reduction to carrying value of oil and gas properties	45,140	—	45,140	—
Lease operating	4,017	2,727	16,823	10,756
Production taxes	1,147	1,224	6,872	3,735
General and administrative	1,757	1,145	4,579	3,324

	63,409	15,119	113,026	53,019

Operating income (loss)	(45,512)	16,270	(4,141)	46,801

Financing costs:
Interest expense	374	973	2,005	4,311
Capitalized interest	(209)	(518)	(1,148)	(1,712)
Interest income	(14)	(100)	(168)	(234)

	151	355	689	2,365

Income (loss) before income taxes	(45,663)	15,915	(4,830)	44,436
Provision (benefit) for income taxes	(16,584)	5,888	(1,213)	16,441

Net income (loss) before cumulative effect of change in accounting method	(29,079)	10,027	(3,617)	27,995
Cumulative effect of change in accounting method, net of income tax benefit of $1,143	—	—	(1,825)	—

Net income (loss)	$(29,079)	$10,027	$(5,442)	$27,995

Basic earnings (loss) per share:
Net income (loss) before cumulative effect of change in accounting method	$(2.08)	$.80	$(.26)	$2.32
Cumulative effect of change in accounting method, net	—	—	(.13)	—

	$(2.08)	$.80	$(.39)	$2.32

Diluted earnings (loss) per share:
Net income (loss) before cumulative effect of change in accounting method	$(2.08)	$.77	$(.26)	$2.23
Cumulative effect of change in accounting method, net	—	—	(.13)	—

	$(2.08)	$.77	$(.39)	$2.23

Weighted average basic shares	13,980	12,494	13,974	12,075

Weighted average diluted shares	13,980	12,992	13,974	12,537

Proforma amounts assuming the new depreciation method is applied retroactively:
Net income		$10,040		$31,662

Net income per share:
Basic		$.80		$2.62

Diluted		$.77		$2.52

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,
	2001	2000	2001	2000
PRODUCTION AND PRICING DATA
Natural gas production:
Million cubic feet	4,676	3,441	16,775	13,855
Average daily volumes, million cubic feet per day	50.8	37.4	46.0	37.9
Average price per thousand cubic feet	$2.23	$5.50	$4.22	$3.87
Oil production:
Barrels	389,681	397,900	1,537,448	1,534,400
Average daily volumes, barrels per day	4,236	4,325	4,212	4,192
Average price per barrel	$18.35	$30.58	$23.87	$28.92
NET CASH PROVIDED BY OPERATING ACTIVITIES
(In thousands)
Net income (loss)	$(29,079)	$10,027	$(5,442)	$27,995
Depreciation, depletion and amortization	11,348	10,023	39,612	35,204
Reduction in carrying value of oil and gas properties	45,140	—	45,140	—
Cumulative effect of change in accounting method	—	—	1,825	—
Deferred taxes	(13,677)	4,355	(1,706)	9,881
Other non-cash items	234	897	726	4,964

	13,966	25,302	80,155	78,044
Changes in operating assets and liabilities	3,921	(2,902)	3,302	(7,132)

Net cash provided by operating activities	$17,887	$22,400	$83,457	$70,912

CAPITALIZED COSTS INCURRED
(In thousands)
Exploration and development	$12,394	$20,054	$72,862	$60,547
Acquisitions	269	27,450	796	27,571
Property sales	—	(76)	(69)	(341)
	December 31, 2001	December 31, 2000
BALANCE SHEET DATA
(In thousands)
Total debt, including current	$34,000	$44,000
Shareholders' equity	$134,227	$138,087
Common shares outstanding	14,041	13,921

        This news release may contain projections and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Any such projections or statements reflect the Company's current views with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that such projections will be achieved and actual results could differ materially from those projected. A discussion of important factors that could cause actual results to differ materially from those projected is included in the Company's periodic reports filed with the Securities and Exchange Commission.

—end—

QuickLinks

KEY PRODUCTION REPORTS 2001 FINANCIAL RESULTS
KEY PRODUCTION COMPANY, INC. SUMMARY FINANCIAL INFORMATION (Unaudited)